Exhibit 99.1

iKang Announces Unaudited Financial Results for the Fiscal Third Quarter Ended December 31, 2017

BEIJING, MARCH 22, 2018 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), major provider in China’s fast growing private preventive healthcare services market, today announced its unaudited financial results for the fiscal third quarter ended December 31, 2017.

Fiscal Third Quarter Ended December 31, 2017 Financial Highlights

•                  Net revenues were US$206.4 million, an increase of 33.5% year-over-year (an increase of 29.3% on RMB basis) (1)

•                  Gross profit was US$104.9 million, an increase of 43.5% year-over-year (an increase of 38.9% on RMB basis) (1)

•                  Net income attributable to the Company was US$27.1 million, an increase of 93.0% year-over-year (an increase of 86.8% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$27.5 million, an increase of 89.2% year-over-year (an increase of 83.1% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.39 and US$0.39, respectively, as compared to US$0.21 and US$0.20, respectively, in the fiscal third quarter of 2016

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.40 and US$0.40, respectively, as compared to US$0.21 and US$0.21, respectively, in the fiscal third quarter of 2016

Fiscal Nine Months Ended December 31, 2017 Financial Highlights

•                  Net revenues were US$474.4 million, an increase of 26.3% year-over-year (an increase of 26.2% on RMB basis) (1)

•                  Gross profit was US$224.0 million, an increase of 30.2% year-over-year (an increase of 29.9% on RMB basis) (1)

•                  Net income attributable to the Company was US$50.1 million, an increase of 127.7% year-over-year (an increase of 124.1% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$51.3 million, an increase of 118.5% year-over-year (an increase of 115.2% on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.73 and US$0.72, respectively, as compared to US$0.32 and US$0.32, respectively, in the first fiscal nine months of 2016

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.75 and US$0.74, respectively, as compared to US$0.35 and US$0.34, respectively, in the first fiscal nine months of 2016

(1) RMB basis refers to the year on year comparison made on local currency — Chinese Renminbi basis.

(2) Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(3) Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by the weighted average number of basic and diluted ADS.

“We delivered another very strong quarter with robust performance across all of our business, financial and operation metrics.” said Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang. “The continuous growth and outstanding performance are strong testaments to our strategic initiative of building an ecosystem of preventive healthcare service with iKangCare+ and iKangPartners+  plans and our focus on delivering innovative and premium service to our customers. ”

“In this quarter, iKang recorded an exceptional revenue growth of 33.5% year-over-year, supported by a 21.2% increase in customer visits and increasing demand for both our core and value-added services with the increase in the average selling price for both individual and corporate customers. As our scale continues to expand, service penetration continues to deepen and operations of medical centers continue to mature, our operating leverage has further enhanced and margins significantly increased. Our gross profit margin increased to 50.8% from 47.3%, operating margin to 23.1% from 17.4% and net profit margin to 13.1% from 9.1%.

We have made great strides in executing our strategic priorities of iKangCare+ and iKangPartners+ plans to enable the Company to capitalize on the significant opportunity ahead of us.  Our energy and focus are on expanding our geographical coverage, deepening market penetration in fast-growing tier-2 and tier-3 cities, improving the utilization of our medical centers, improving operational efficiency and introducing additional value-added services to drive business expansion. We are very excited about our significant short term and long term opportunities as we continue to enhance our service differentiation and market leadership to drive sustainable profitable growth.”

FISCAL THIRD QUARTER ENDED DECEMBER 31, 2017 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal third quarter were US$206.4 million, representing a 33.5% increase from US$154.6 million in the same period of the last fiscal year. On RMB basis, the revenue growth was 29.3%. As of December 31, 2017, the number of self-owned medical centers totaled 108 compared to 104 as of December 31, 2016. In this quarter, the Company served approximately a total of 2.40 million customer visits under both corporate and individual programs, representing an increase of 21.2% over the fiscal third quarter of 2016.

The table below sets forth a breakdown of net revenues:

(US$ million)	3rd Fiscal Quarter Ended December 31, 2017	3rd Fiscal Quarter Ended December 31, 2016	YoY % Change
Medical Examinations	168.0	129.3	29.9%
Disease Screening	20.7	12.7	62.5%
Dental Services	5.9	3.2	83.0%
Other Services	11.8	9.3	28.0%
Total	206.4	154.6	33.5%

Medical Examinations: Net revenues for the quarter were US$168.0 million, representing a 29.9% increase from US$129.3 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the quarter were US$20.7 million, representing a 62.5% increase from US$12.7 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$5.9 million, representing an 83.0% increase from US$3.2 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$11.8 million, representing a 28.0% increase from US$9.3 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the quarter was US$101.4 million, representing a 24.6% increase from US$81.4 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$104.9 million, representing a 43.5% increase from US$73.1 million in the same period of the last fiscal year. Gross margin for the quarter was 50.8%, as compared to 47.3% in the third quarter of the last fiscal year.

Operating Expenses

Total operating expenses for the quarter were US$57.2 million, representing a 23.7% increase from US$46.2 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$32.6 million, accounting for 15.8% of total net revenues as compared to 13.9% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the quarter were US$23.8 million, accounting for 11.5% of total net revenues as compared to 15.4% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$0.8, accounting for 0.4% of total net revenues as compared to 0.6% in the same period of the last fiscal year.

Income from Operations

Income from operations for the quarter was US$47.7 million, representing a 77.4% increase from US$26.9 million in the same period of the last fiscal year. Excluding share-based compensation expenses of US$389,000 for this quarter and US$489,000 for the same quarter last year, non-GAAP income from operations for the quarter was US$48.1 million as compared to US$27.4 million, which reflected an increase of 75.7%.

Non-GAAP EBITDA

Non-GAAP EBITDA for the quarter was US$58.7 million, representing a 59.6% increase from US$36.8 million in the same period of the last fiscal year.  Non-GAAP EBITDA margin for the quarter was 28.4% as compared to 23.8% for the same quarter last year.

Net Income

Net income attributable to the Company for the quarter was US$27.1 million, representing an increase of 93.0% from US$14.0 million in the same period of the last fiscal year.

Non-GAAP net income for the quarter was US$27.5 million, representing an increase of 89.2% from US$14.5 million in the same period of the last fiscal year. Non-GAAP net income margin for the quarter was 13.3% as compared to 9.4% for the same quarter last year.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.39 and US$0.39, respectively, as compared to US$0.21 and US$0.20, respectively, in the same quarter of 2016.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.40 and US$0.40, respectively, as compared to US$0.21 and US$0.21, respectively, in the same quarter of 2016.

FIRST FISCAL NINE MONTHS ENDED DECEMBER 31, 2017 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the first fiscal nine months were US$474.4 million, representing 26.3% increase from US$375.6 million in the same period of the last fiscal year. On RMB basis, the revenue growth was 26.2%.  From the beginning of the year, we have added eight new medical centers. During this period, the Company served approximately a total of 5.64 million customer visits under both corporate and individual programs, representing an increase of 16.7% over the first fiscal nine months of 2016.

The table below sets forth a breakdown of net revenues:

(US$ million)	First Fiscal Nine Months Ended December 31, 2017	First Fiscal Nine Months Ended December 31, 2016	YoY % Change
Medical Examinations	385.0	314.5	22.4%
Disease Screening	45.1	29.0	55.4%
Dental Services	13.4	6.9	93.3%
Other Services	30.9	25.1	23.2%
Total	474.4	375.6	26.3%

Medical Examinations: Net revenues for the period were US$385.0 million, representing a 22.4% increase from US$314.5 million in the same period of last fiscal year.

Disease Screening: Net revenues for the period were US$45.1 million, representing a 55.4% increase from US$29.0 million in the same period of last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the period were US$13.4 million, representing a 93.3% increase from US$6.9 million in the same period of the last fiscal year.

Other Services: Net revenues for the period were US$30.9 million, representing a 23.2% increase from US$25.1 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the period was US$250.4 million, representing a 23.0% increase from US$203.6 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the period was US$224.0 million, representing a 30.2% increase from US$172.0 million in the same period in the last fiscal year. Gross margin for the period was 47.2%, as compared to 45.8% in the same period of the last fiscal year.

Operating Expenses

Total operating expenses for the period were US$134.9 million, representing an 8.8% increase from US$123.9 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the period were US$71.5 million, accounting for 15.1% of total net revenues as compared to 15.0% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the period were US$61.1 million, accounting for 12.9% of total net revenues as compared to 17.3% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the period were US$2.3 million, accounting for 0.5% of total net revenues as compared to 0.7% in the same period of the last fiscal year.

Income from Operations

Income from operations for the period was US$89.1 million, representing an 85.4% increase from US$48.1 million in the same period of the last fiscal year. On RMB Basis, the increase was 83.1%.  Excluding share-based compensation expenses of US$1,162,000 for this period and US$1,462,000 for the same period of the last year, non-GAAP income from operations for the period was US$90.2 million as compared to US$49.5 million, which reflected an increase of 82.2%.

Non-GAAP EBITDA

Non-GAAP EBITDA for the period was US$121.4 million, representing a 57.7% increase from US$77.0 million for the same period of the last fiscal year.  Non-GAAP EBITDA margin for the period was 25.6% as compared to 20.5% for the same period last year.

Net Income

Net income attributable to the Company for the period was US$50.1 million, representing an increase of 127.7% from US$22.0 million in the same period of the last fiscal year.

Non-GAAP net income for the period was US$51.3 million, representing an increase of 118.5% from US$23.5 million in the same period of the last fiscal year. Non-GAAP net income margin for the period was 10.8% as compared to 6.3% for the same period last year.

Basic and Diluted Earnings per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.73 and US$0.72, respectively, as compared to US$0.32 and US$0.32, respectively, in the first fiscal nine months of 2016.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.75 and US$0.74, respectively, as compared to US$0.35 and US$0.34, respectively, in the first fiscal nine months of 2016.

Cash and Cash Equivalents

As of December 31, 2017, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$77.7 million, as compared to US$45.5 million as of September 30, 2017.

GUIDANCE FOR FISCAL YEAR 2017 ENDING MARCH 31, 2018

For the fiscal year 2017 ending March 31, 2018, the Company reaffirms its guidance of net revenue to be between RMB3.57 billion and RMB3.72 billion, representing a year-on-year increase between 22% and 27%.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on March 23, 2018, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4006-208-038
Hong Kong:	800-906-601
United States:	186-6519-4004
International:	+65 6713-5090
Passcode:	7294807

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	4006-322-162
Hong Kong:	800-963-117
United States:	185-5452-5696
International:	+61 2 8199-0299
Replay Passcode:	7294807
Replay Available Date:	11:00 ET March 23, 2018 — 08:59 ET March 31, 2018

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year ended December 31, 2017, iKang served a total of 5.64 million customer visits under both corporate and individual programs.

As of March 22, 2018, iKang has a nationwide network of 110 self-owned medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang and Zhenjiang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	December 31,
	2017	2017
ASSETS
Current assets:
Cash and cash equivalents	$64,898	$77,671
Restricted cash	392	—
Term deposits	4,359	—
Accounts receivable, net of allowance for doubtful accounts of $14,261 and $20,530 as of March 31, 2017 and December 31, 2017, respectively	79,576	157,361
Inventories	6,781	9,269
Deferred tax assets-current	9,635	12,724
Amount due from related parties	4,538	4,698
Prepaid expenses and other current assets	49,736	67,903
Total current assets	$219,915	$329,626
Property and equipment, net	$163,081	$170,146
Acquired intangible assets, net	25,852	22,863
Goodwill	107,237	114,200
Long-term investments	180,758	188,814
Deferred tax assets-non-current	16,698	21,335
Rental deposit and other non-current assets	14,950	19,190
TOTAL ASSETS	$728,491	$866,174
LIABILITIES, MEZZANINE AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $34,637 and $ 47,226 as of March 31, 2017 and December 31, 2017, respectively)	$39,892	$55,989
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $48,910and $73,595 as of March 31, 2017 and December 31, 2017, respectively)	59,278	89,020
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $6,414 and $21,785 as of March 31, 2017 and December 31, 2017, respectively)	11,951	29,906
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $57,361 and $80,804 as of March 31, 2017 and December 31, 2017, respectively)	64,740	87,690
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $111,299 and $168,399 as of March 31, 2017 and December 31, 2017, respectively)	111,299	168,399
Total current liabilities	$287,160	$431,004
Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $101,697 and $10,836 as of March 31, 2017 and December 31, 2017, respectively)	101,697	10,836
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $7,009 and $5,171as of March 31, 2017 and December 31, 2017, respectively)	7,229	6,163
Long term payables	—	9,222
TOTAL LIABILITIES	$396,086	$457,225

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	312,437	383,916
Non-controlling interests	19,968	25,033
TOTAL EQUITY	$332,405	$408,949
TOTAL LIABILITIES AND EQUITY	$728,491	$866,174

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		Nine-month periods
	ended December 31		ended December 31
	2016	2017	2016	2017
Net revenues	$154,569	$206,390	$375,556	$474,406
Cost of revenues	81,426	101,448	203,559	250,427
Gross profit	$73,143	$104,942	$171,997	$223,979
Operating expenses:
Selling and marketing expenses	$21,518	$32,586	$56,443	$71,508
General and administrative expenses	23,864	23,783	65,009	61,085
Research and development expenses	851	835	2,485	2,301
Total operating expenses	$46,233	$57,204	$123,937	$134,894
Income from operations	$26,910	$47,738	$48,060	$89,085
Interest expense	4,370	10,036	10,733	16,291
Interest income	188	64	801	305
Income before income tax expenses and loss from equity method investments	$22,728	$37,766	$38,128	$73,099
Income tax expenses	5,682	9,478	9,532	18,400
Loss from equity method investments	(2,920)	(350)	(6,082)	(2,775)
Net income	$14,126	$27,938	$22,514	$51,924
Less: Net income attributable to non-controlling interest	90	848	491	1,780
Net income attributable to iKang Healthcare Group, Inc.	$14,036	$27,090	$22,023	$50,144
Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$14,036	$27,090	$22,023	$50,144
Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.41	$0.79	$0.65	$1.46
Diluted	$0.41	$0.78	$0.64	$1.45
Net income per ADS (one common share equals to two ADSs)
Basic	$0.21	$0.39	$0.32	$0.73
Diluted	$0.20	$0.39	$0.32	$0.72
Weighted average shares used in calculating net income per common share
Basic	34,091,668	34,314,565	34,010,851	34,266,628
Diluted	34,563,876	34,672,162	34,484,412	34,610,248

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		Nine-month periods
	ended December 31		ended December 31
	2016	2017	2016	2017
Income from operations	$26,910	$47,738	$48,060	$89,085
Add:
Share-based compensation expenses	489	389	1,462	1,162
Non-GAAP operating income	$27,399	$48,127	$49,522	$90,247
Net income attributable to iKang Healthcare Group, Inc.	$14,036	$27,090	$22,023	$50,144
Add:
Share-based compensation expenses	489	389	1,462	1,162
Non-GAAP net income	$14,525	$27,479	$23,485	$51,306
Income from operations	$26,910	$47,738	$48,060	$89,085
Add:
Depreciation and amortization	9,395	10,582	27,442	31,162
Share-based compensation expenses	489	389	1,462	1,162
Non-GAAP EBITDA	$36,794	$58,709	$76,964	$121,409
Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$14,525	$27,479	$23,485	$51,306
Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.43	$0.80	$0.69	$1.50
Diluted	$0.42	$0.79	$0.68	$1.48
Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.21	$0.40	$0.35	$0.75
Diluted	$0.21	$0.40	$0.34	$0.74